Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

August 27, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Re:	Foundation Medicine, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed August 27, 2013 File No. 333-190226

Dear Mr. Reynolds:

This letter is submitted on behalf of Foundation Medicine, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed on August 16, 2013, as set forth in your letter dated August 23, 2013 addressed to Michael J. Pellini, M.D., President, Chief Executive Officer and Director of the Company (the “Comment Letter”). The Company is concurrently filing the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed on August 16, 2013, and page references in the responses refer to the revised draft of the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending two (2) copies of each of this letter and the revised draft of the Registration Statement (marked to show changes from the Registration Statement).

Mr. John Reynolds

United States Securities and Exchange Commission

August 27, 2013

Overview, page 1

1.	We note your responses to comments 12, 15 and 16 with respect to the bases for claims about your product and industry. Please revise the last sentence of the second paragraph to disclose the basis for the statement that you “believe the annual U.S. market opportunity for a comprehensive molecular diagnostic product like FoundationOne is approximately $4.0 billion today and will grow to exceed $7.5 billion over the next several years as medical practice further incorporates the growing understanding of molecular information and the use of targeted oncology therapies.” Also clarify what the difference is between “a comprehensive molecular diagnostic product” and your reference in the first sentence to a “comprehensive molecular information product designed for use in the routine care of patients with cancer.”

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 77 of the Registration Statement to disclose the basis for the Company’s market opportunity statements.

In addition, in response to the Staff’s comment, the Company has removed references to “comprehensive molecular diagnostic product” on pages 1, 41, 77, 92, 93 and 94 of the Registration Statement.

2.	We note your revised disclosure and response to comment 2 of our letter dated August 9, 2013. Please revise page 3 to quantify the approximate percentage where you refer to “a significant percentage.”

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Registration Statement to provide disclosure regarding the total number of FoundationOne tests performed during 2012 and the number of FoundationOne tests performed for patients covered by Medicare during 2012 and tests billed to commercial third-party payors during 2012 but not paid.

3.	Where you currently refer to offering a product or platform, please consider clarifying the extent to which you generate revenues by conducting tests.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Registration Statement to clarify that it derives revenue from the sale of products enabled by its molecular information platform.

Mr. John Reynolds

United States Securities and Exchange Commission

August 27, 2013

In addition, the Company has included language on page 3 of the Registration Statement to explain that the results provided by its tests are branded as FoundationOne for its clinical customers and are not branded for its biopharmaceutical customers.

The Company respectfully advises the Staff that the Company believes it engages in the business of selling comprehensive molecular information products enabled by its proprietary molecular information platform and that the Company’s business therefore extends beyond the performance of diagnostic testing. For example, as disclosed in the Registration Statement, the Company’s FoundationOne report is delivered in a format designed for ready integration into a clinical practice. The report includes not only information regarding the genomic alterations present in a patient’s tumor, but also information regarding targeted therapies and clinical trials that may be useful in treating the patient, thereby enabling physicians to make better informed treatment decisions for their patients. In addition, the report is available online through the Company’s Interactive Cancer Explorer, which currently enables physicians to access additional information in the form of peer reviewed literature. The Company’s Interactive Cancer Explorer also allows physicians access to the Company’s growing cancer knowledgebase designed to foster the sharing of genomic and treatment data within the oncology community. The Company provides its biopharmaceutical customers with comprehensive genomic analysis and information relevant to precision medicine clinical trial strategies on a prospective or retrospective basis, to drug combination studies, and to new target discovery, all of which products extend beyond the performance of diagnostic testing.

Notwithstanding that the Company engages in the business of selling comprehensive molecular information products, the Company discusses its performance of “tests” in the Registration Statement, particularly in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company respectfully submits that “tests” is appropriate when discussing its financial performance because the completion of tests is a necessary part of the Company’s products for both its clinical and biopharmaceutical customers, regardless of differences in the manner the results are reported to these customers. In addition, the number of “tests” performed by the Company is a useful performance metric for the Company because it allows investors to compare the Company’s levels of activity from period to period and also between its clinical and pharmaceutical customers.

In light of the foregoing, the Company believes that “products,” rather than “tests,” more accurately describes its commercial offerings.

The Offering, page 5

4.

We note your disclosure indicating that the 16,612,097 shares of common stock to be outstanding after this offering include 3,736,598 shares of common stock potentially subject to repurchase. It appears to us that the shares of common

Mr. John Reynolds

United States Securities and Exchange Commission

August 27, 2013

stock to be outstanding after this offering include 3,850,813 shares of unvested restricted stock (pages F-14 and F-22) instead of 3,736,598 shares. Please revise as necessary or provide us with a reconciliation to the 16,612,097 shares of common stock to be outstanding after this offering.

RESPONSE: The Company respectfully advises the Staff that, as required by Item 403 of Regulation S-K, it has updated certain information in the prospectus included as part of the Registration Statement regarding the number of shares outstanding as of a “recent practicable date,” in this case July 31, 2013. The Company recognizes that the prospectus included as part of the Registration Statement also contains financial disclosures that are presented as of the most recently completed fiscal quarter, the period ended June 30, 2013. As of June 30, 2013 there were 3,850,813 shares of unvested restricted stock outstanding. In July 2013, 114,215 of such shares vested due to the passage of time, pursuant to the terms of the applicable equity agreements, resulting in 3,736,598 shares of unvested restricted stock outstanding and subject to potential repurchase by the Company as of July 31, 2013.

Capitalization, page 46

5.	We note your disclosure on page 47 in which you indicate that you exclude the 3,850,813 shares of common stock that are outstanding but potentially subject to repurchase by you from the pro forma as adjusted shares of common stock issued and outstanding. It appears to us that you include these 3,850,813 shares of unvested restricted stock in the 16,612,097 shares of common stock to be outstanding after the offering (page five) and the 85,124,231 shares of common stock outstanding as of July 13, 2013 for purposes of your beneficial ownership disclosures (page 139). Please explain to us why you exclude these shares from the pro forma as adjusted shares of common stock.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 46 of the Registration Statement of actual, pro forma, and pro forma as adjusted shares of common stock outstanding to include 3,850,813 shares of common stock that are outstanding as of June 30, 2013 but potentially subject to repurchase by us. The Company also removed the reference on page 47 of the Registration Statement to the pro forma as adjusted information set forth in the capitalization table excluding 3,850,813 shares of common stock that are outstanding as of June 30, 2013 but potentially subject to repurchase. Following the foregoing changes, the number of the Company’s issued and outstanding common shares set forth in “Capitalization” is consistent with the shares to be outstanding as of July 31, 2013 after the offering set forth on page 5 of the Registration Statement, and the shares of common stock to be outstanding as of July 31, 2013 for purposes of the beneficial ownership disclosures set forth on page 139 of the Registration Statement, other than the update to reflect the vesting of shares described in the Company’s response above to Comment 4.

Mr. John Reynolds

United States Securities and Exchange Commission

August 27, 2013

Management’s Discussion and Analysis, page 52

6.	We note your disclosure on page 53 in which you indicate that for the year ended December 31, 2012, and for the six months ended June 30, 2012 and 2013, you performed approximately 1,350,479 and 1,213 tests for your biopharmaceutical customers. Please revise to include the number of tests performed for your biopharmaceutical customers for each period (i.e. the year ended December 31, 2012, six months ended June 30, 2012 and six months ended June 30, 2013), as applicable. Please also present the number of tests performed in a consistent numerical format (e.g., in thousands or actual).

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 53 of the Registration Statement.

Revenue, page 57

7.	We note your response to comment 10 of our letter dated August 9, 2013. Please revise your revenue discussion on page 57 to clarify the reasons identified in your response for not including the submitted but unpaid tests in your average test calculation.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 57-58 and 60-61 of the Registration Statement to disclose its reasons for not including submitted but unpaid tests in its average test calculation.

Mr. John Reynolds

United States Securities and Exchange Commission

August 27, 2013

Certain Relationships and Related Party Transactions, page 136

8.	We note your response to comment 20 of our letter dated August 9, 2013. Please advise us of any agreement, arrangement or understanding with Google regarding future services or consideration provided or to be provided relating to the portal. We note in this regard that you did not revise the disclosure on page 136.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 101 of the Registration Statement to disclose current assistance being provided by Google Ventures to the Company at no charge and the possibility that the Company might utilize this free assistance in the future on an as-needed basis.

With respect to disclosure in the section titled “Certain Relationships and Related Party Transactions,” the Company respectfully advises the Staff that it does not believe that its arrangement with Google Ventures is required to be disclosed pursuant to Item 404 of Regulation S-K. As noted on page 101 of the Registration Statement, Google Ventures provides these services to the Company without charge. Even if the Company were paying Google Ventures for the reasonable costs of these services, the Company does not believe the aggregate value of such services would have exceeded $120,000 in any of the last three fiscal years. In addition, the services provided are incidental to Google Ventures’ investment in the Company. Therefore, the Company does not believe that Google Ventures has a material interest in the arrangement pursuant to which the services are being provided to the Company. In light of the foregoing, the Company does not believe that the arrangement pursuant to which Google Ventures provides free assistance to the Company meets the tests set forth in Item 404(a) of Regulation S-K and is therefore not required to be disclosed in the section titled, “Certain Relationships and Related Party Transactions,” in the Registration Statement.

Notes to Financial Statements, page F-7

8. Stockholders’ (Deficit) Equity, page F-22

9.	We note that your roll forward of restricted stock and stock option activity begins at December 31, 2011. Please revise to also include a roll forward of restricted stock and stock option activity for the fiscal year ended December 31, 2011.

RESPONSE: In response to the Staff’s comment, the Company has revised the roll forward of restricted stock and stock option activity on pages F-23, F-24 and F-25 of the Registration Statement to include the activity for the fiscal year ended December 31, 2011.

Mr. John Reynolds

United States Securities and Exchange Commission

August 27, 2013

Exhibits

10.	We note that your sixth amended and restated certificate of incorporation will contain an exclusive forum provision. Please revise page 141 or where appropriate to discuss the effect of such provision on investors. Given the lawsuits challenging the validity of choice of forum provisions in certificates of incorporation, please also disclose that it is possible that a court could rule that your provision is inapplicable or unenforceable. Also include separate risk factor disclosure discussing the risks attendant to the choice of forum provision included in your sixth amended and restated certificate of incorporation.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on page 144 of the Registration Statement to discuss the effects of the exclusive forum provision on investors. In addition, the Company has included a separate risk factor on page 40 of the Registration Statement discussing the risks attendant to the choice of forum provision, including the possibility that a court could rule that such provision is inapplicable or unenforceable.

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Mr. John Reynolds

United States Securities and Exchange Commission

August 27, 2013

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/ Arthur R. McGivern, Esq.

Arthur R. McGivern, Esq.

Enclosures

cc:	Erin Wilson, United States Securities and Exchange Commission

James Lopez, United States Securities and Exchange Commission

Myra Moosariparambil, United States Securities and Exchange Commission

John Archfield, United States Securities and Exchange Commission

Michael J. Pellini, M.D., President & Chief Executive Officer, Foundation Medicine, Inc.

Robert W. Hesslein, Esq., Senior VP & General Counsel, Foundation Medicine, Inc.

Junlin Ho, Esq., Corporate Counsel, Foundation Medicine, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Daniel A. Lang, Esq., Goodwin Procter LLP